AA
3.25.2004

CM 3/23

SECURITI 04003111 SSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-50063 |

SEC MAIL PROCESSING RECEIVED MAR 2004 WASH, D.C. 158 SECTION

# ANNUAL AUDITED REPORT
# FORM X-17 A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

**E*TRADE Global Asset Management, Inc. and Subsidiary**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**671 North Glebe Road, Ballston Tower, 15th Floor**
(No. and Street)

| **Arlington** | **Virginia** | **22203** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Robert M. Clyburn, Chief Financial Officer** — **703-236 -8094**
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Deloitte & Touche LLP**
(Name - *if individual, state last, first, middle name*)

| **1750 Tysons Boulevard** | **McLean** | **Virginia** | **22102** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

BB

# *E*TRADE Global Asset Management, Inc. and Subsidiary (SEC I.D. No. 8-50063)*

*Consolidated Statement of Financial Condition*
*as of December 31, 2003, and*
*Independent Auditors' Report and*
*Supplemental Report on Internal Control*

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251 1000
Fax: (703) 251 3400
www.us.deloitte.com

**Deloitte & Touche**

## INDEPENDENT AUDITORS' REPORT

To the Board of Directors
E*TRADE Global Asset Management, Inc.:

We have audited the following consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation (formerly E*TRADE Group, Inc.), as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The consolidated financial statement is the responsibility of ETGAM's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement, is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included a review of ETGAM's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Global Asset Management, Inc. and subsidiary at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2004

Deloitte
Touche
Tohmatsu

# CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

| *(dollars in thousands)* | | December 31, 2003 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents (Note 2) | $ | 7,234 |
| Marketable investment securities (Note 2) | | |
| Encumbered - pledged to creditors | | 122,742 |
| Unencumbered - not pledged | | 42,603 |
| Receivable from: | | |
| Affiliates (Notes 2 and 4) | | 453 |
| Brokers or dealers | | 144 |
| Others | | 108 |
| Accrued interest receivable | | 972 |
| Deferred tax asset (Note 3) | | 194 |
| Fixed assets, net of $1,205 accumulated depreciation and amortization (Note 6) | | 542 |
| Other assets | | 361 |
| **Total assets** | **$** | **175,353** |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| Securities sold under agreements to repurchase (Note 2) | $ | 101,483 |
| Securities sold, not yet purchased-at market value (Note 2) | | 17,047 |
| Payable to affiliates (Notes 2 and 4) | | 1,148 |
| Securities payable | | 12,327 |
| Accrued compensation and benefits | | 6,640 |
| Accrued interest payable | | 167 |
| Other liabilities | | 187 |
| **Total liabilities** | | **138,999** |
| **STOCKHOLDER'S EQUITY** | | |
| Common stock, par value $0.01 per share—100 shares authorized, issued and outstanding | | — |
| Additional paid-in capital | | 21,130 |
| Retained earnings | | 15,224 |
| **Total stockholder's equity** | | **36,354** |
| **Total liabilities and stockholder's equity** | **$** | **175,353** |

*See notes to the consolidated statement of financial condition*

# NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AT DECEMBER 31, 2003

## NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION

*Organization*

E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM") is a Delaware corporation that is wholly owned by ETB Holdings, Inc. ("the Parent"), formerly E*TRADE Financial Corporation. The Parent is an indirect wholly owned subsidiary of E*TRADE Financial Corporation ("E*TRADE Financial" or the "Company"), formerly known as E*TRADE Group, Inc. E*TRADE Financial is a financial services holding company. ETGAM is a broker-dealer registered with the National Association of Securities Dealers, Inc. ("NASD") and a registered investment adviser with the Securities and Exchange Commission ("SEC"). ETGAM manages asset portfolios for the Parent and E*TRADE Bank ("the Bank"), which is a federally chartered savings bank and a wholly owned subsidiary of the Parent. ETGAM also serves as collateral manager for two qualified special purpose entities that own portfolios of asset-backed and mortgage-backed securities. Capitol View LLC ("Capitol View"), a wholly owned subsidiary of ETGAM, is a special purpose entity that holds certain investments.

## NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—This consolidated statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). As such, the consolidated financial statements include the accounts of ETGAM and its wholly owned subsidiary Capitol View. Intercompany accounts and transactions were eliminated in consolidation. This consolidated financial statement was prepared from the separate records maintained by ETGAM and may not necessarily be indicative of the financial condition had ETGAM operated as an entity unaffiliated with the E*TRADE Financial, the Parent or the Bank.

Use of Estimates in the Preparation of Financial Statements—In conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those results.

Cash and Cash Equivalents—ETGAM considers highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Marketable Investment Securities—Marketable investments are carried at fair value, which is based on market prices, when available. For illiquid securities, the security's fair value is estimated by obtaining market price quotes on similar securities and adjusting the price to reflect differences between the two securities, such as credit risk, liquidity, term, coupon, payment characteristics and other information. At December 31, 2003, investment securities are composed of $134.6 million of asset-backed securities, $13.7 million of purchased beneficial interests in collateralized debt obligations (see Note 5) and $17.0 million of reverse repurchase agreements.

*Receivable from and Payable to Affiliates*—ETGAM nets receivables and payables to the same affiliate, if a legal right of offset exists and the amounts will be settled net.

*Fixed Assets*—Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful life of the assets, generally two to seven years.

*Repurchase Agreements*—ETGAM enters into agreements under which it sells securities subject to an obligation to repurchase the same or similar securities. Under these arrangements, ETGAM transfers legal control over the assets, but retains effective control through agreements that entitle and obligate ETGAM to repurchase the assets. These transactions are accounted for as collateralized financings and the obligation to repurchase the securities is reflected as a liability in the consolidated statement of financial condition while securities underlying the agreements remain in the investment portfolio. ETGAM classified marketable investment securities sold under repurchase agreements as "Encumbered – pledged to creditors" in the consolidated statement of financial condition.

*Resale Agreements*—ETGAM also enters into transactions involving purchases of securities under agreements to resell. The agreements to sell certain securities are reflected as assets in the consolidated statement of financial condition. It is ETGAM's policy to obtain possession of collateral with a market value at least equal to the principal amount loaned under resale agreements. ETGAM values collateral and may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. As of December 31, 2003, ETGAM had accepted collateral with a fair value of $17.0 million that it can sell or repledge, but none was sold or repledged at that time.

*Securities Sold, Not Yet Purchased*—At December 31, 2003, ETGAM had sold $17.0 million of U.S. Treasury notes that had not yet been purchased. These securities are reported on the consolidated statement of financial condition at fair market value.

*Asset Securitization*—Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Asset transfers in which ETGAM surrenders control over the financial assets are accounted for as sales to the extent that consideration other than beneficial interests in the transferred assets is received in the exchange in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities.* The carrying amount of the assets transferred is allocated between the assets sold and the retained beneficial interests based on their relative fair values at the date of the transfer. Fair value was based on quoted market prices, if available. Generally quoted market prices are not available for beneficial interests; therefore, ETGAM estimates the fair value based on the present value of the associated expected future cash flows. In estimating the present value of the associated expected future cash flows, management must make estimates and assumptions about a number of key factors, including future default rates and credit losses, discount rates and collateral repayment rates. At December 31, 2003, ETGAM had $13.7 million of purchased/retained interests in securitizations that were classified as Unencumbered Marketable investment securities in the consolidated statement of financial condition (see Note 5).

## NOTE 3—INCOME TAXES

ETGAM is included in the consolidated federal tax return of E*TRADE Financial Corporation. Each company included in the consolidated tax return computes income tax expense as though it filed a separate income tax return.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax assets and liabilities consist of the following:

| *(in thousands)* | | December 31, 2003 |
|---|---|---|
| **Deferred tax assets** | | |
| Reserves and allowances | $ | 46 |
| State taxes | | 210 |
| Other | | 26 |
| **Total deferred tax assets** | **$** | **282** |
| **Deferred tax liabilities** | | |
| Fixed assets – depreciation | $ | 56 |
| Internally developed software | | 32 |
| **Total deferred tax liabilities** | **$** | **88** |
| **Net deferred tax assets** | **$** | **194** |

There was no valuation allowance for the deferred tax assets at December 31, 2003 because ETGAM believes it is more likely than not that it will realize its deferred tax assets.

## NOTE 4—RELATED PARTY TRANSACTIONS

ETGAM has agreements with two affiliates. The first agreement provides for the reimbursement of expenses incurred for services provided on behalf of that affiliate. The second agreement with another affiliate provides for a fee structure that segregates the management of fixed-income securities and correspondent loan acquisitions. In addition to these two agreements, ETGAM also shares office space with the Parent. Each month the Parent allocates a portion of the overhead expenses related to office space and other shared costs to ETGAM based upon its relative percentage of the total consolidated Parent employees.

If a legal right of offset exists, ETGAM nets receivables and payables to the same affiliate. These amounts represented the unpaid balances for the previously described intercompany transactions, as well as certain other revenues and expenses, primarily comprised of tax related transactions and expenses that the Bank paid on ETGAM's behalf. At December 31, 2003, ETGAM had $0.5 million and $1.1 million respectively in its net receivable and payable from affiliates.

## NOTE 5—ASSET SECURITIZATION—COLLATERALIZED DEBT OBLIGATION

On August 7, 2003, the Bank and ETGAM transferred $321.7 million and $78.4 million, respectively, of asset-backed securities to E*TRADE ABS CDO II, Ltd ("CDO II"). Concurrently,

CDO II sold beneficial interests in the form of senior and subordinated notes and preference shares collateralized by CDO II's asset-backed securities to investors for cash of $400.9 million. ETGAM recognized a nominal loss on the initial sale of the asset-backed securities. Neither CDO II nor the investors in beneficial interests sold by CDO II have recourse to ETGAM or the Company. ETGAM purchased $6.0 million, the fair value at date of purchase, of preference shares of CDO II.

In September 2002, ETGAM executed a similar securitization in which an unrelated financial advisor and ETGAM transferred $251.7 million of asset-backed securities to E*TRADE ABS CDO I, Ltd ("CDO I"). All securities issued by this trust were sold to unrelated third parties, except $8.6 million of preference shares purchased by ETGAM.

CDO I, CDO II and the investors in beneficial interests sold by these CDOs do not have recourse to ETGAM or the Bank. As such, these CDOs are qualifying special purpose entities as defined in SFAS No. 140 and are not required to be consolidated in the ETGAM's financial statements.

ETGAM entered into management agreements to provide certain collateral management services for CDO I and CDO II. As compensation for its services, ETGAM receives a management fee from the trustee based on the quarterly amount of assets managed as defined in the agreement. The outstanding balance of $0.1 million is reflected in receivable from others in ETGAM's consolidated statement of financial condition at December 31, 2003.

ETGAM's retained interests are subordinate to the notes sold by CDO I and CDO II and on an equal standing with the preference shares purchased by other preference share investors in CDO I and CDO II. At December 31, 2003, Moody's and Fitch rated the CDO I and CDO II preference shares as follows:

| | Moody's | Fitch |
|---|---|---|
| CDO I | Baa3 | BBB- |
| CDO II | Ba2 | BBB- |

The carrying value of ETGAM's retained interest in both CDO I and CDO II is subject to future volatility in credit, interest rate and prepayment risk. The investments in the preference shares are classified as trading securities in the Company's investment portfolio. The following table presents a sensitivity analysis of retained interests in CDO I and CDO II:

| *(dollars in thousands)* | CDO I | CDO II |
|---|---|---|
| Fair value of retained preference shares | $ 7,301 | $ 6,441 |
| Weighted-average remaining life (years) | 3.59 | 4.03 |
| Weighted-average prepayment speed | 10.00% | 10.00% |
| Impact of 10% adverse change | $ (163) | $ (109) |
| Impact of 20% adverse change | $ (319) | $ (213) |
| Weighted-average discount rate | 16.00% | 16.00% |
| Impact of 10% adverse change | $ (398) | $ (395) |
| Impact of 20% adverse change | $ (759) | $ (754) |
| Weighted-average expected credit losses | 1.66% | 0.49% |
| Impact of 10% adverse change | $ (121) | $ (36) |
| Impact of 20% adverse change | $ (233) | $ (68) |
| Actual credit losses to date | $ — | $ — |
| For the year ended December 31, 2003 | | |
| Actual interest payments received(1) | $ 2,414 | $ 279 |

(1) To date, no principal payments have been received.

The fair values of CDO I and CDO II preference shares were based on calculated discounted expected future cash flows. These calculations were premised on weighted-average life, prepayment speed, discount rate and expected credit loss assumptions shown in the preceding table.

The sensitivities and estimates above are hypothetical and should be used with the understanding that actual future performance and results can vary significantly. As the amounts indicate, changes in the fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the preference shares is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Managed assets, which include securitized assets, on-balance sheet assets and similar assets managed by ETGAM for others, are presented in the following table:

| *(in thousands)* | December 31, 2003 |
|---|---|
| Managed on-balance sheet asset-backed securities, classified as trading | $ 134,638 |
| Managed off-balance sheet asset-backed securities: | |
| Asset-backed securities managed by ETGAM for the Bank | 2,010,727 |
| Securitized asset-backed securities: | |
| CDO I | 221,827 |
| CDO II | 391,612 |
| **Total managed off-balance sheet asset-backed securities** | 2,624,166 |
| **Total managed asset-backed securities** | $ 2,758,804 |

## NOTE 6—FIXED ASSETS

Fixed assets consisted of the following:

| *(in thousands)* | December 31, 2003 |
|---|---|
| Equipment | $ 675 |
| Software | 1,072 |
| **Total Fixed Assets** | 1,747 |
| Less: Accumulated depreciation and amortization | (1,205) |
| **Total fixed assets, net** | **$ 542** |

## NOTE 7—EMPLOYEE BENEFIT PLANS

*401(k) Plan*

The Parent has a 401(k) salary deferral program that includes eligible associates of ETGAM who have met certain service requirements. ETGAM matches certain employee contributions and grant additional contributions at its discretion.

*Stock Purchase and Stock Option Plans*

Eligible employees of ETGAM who have met certain service requirements are also able to participate in the Parent's stock purchase and stock option plans. The Parent's stock option plans provide for the granting of nonqualified or incentive stock options to officers and key employees of ETGAM for the purchase of the Parent's common stock at a price determined by the Parent's Board of Directors at the date the option is granted. The options are generally exercisable ratably over a four-year period from the date the option is granted and expire after ten years from the date of grant. At December 31, 2003, there were options outstanding to purchase 1,881,411 shares of the Parent's common stock at exercise prices ranging from $3.14 to $23.66 with a weighted average price of $4.56 and 10,959,000 shares were available for future grants.

## NOTE 8—CONCENTRATION OF CREDIT RISK

ETGAM is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, ETGAM may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is ETGAM's policy to review, as necessary, the credit standing of each counterparty.

For fiscal year 2003, fees from the Bank generated in excess of 80% of ETGAM's total investment advisory fees. Accordingly, ETGAM's business is highly concentrated with the Bank (see Note 4).

## NOTE 9—NET CAPITAL REQUIREMENTS

ETGAM is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that ETGAM maintain minimum net capital and requires the ratio of aggregate

indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also requires that equity capital may not be withdrawn for cash dividends paid if the resulting net capital ratio will exceed 10 to 1). At December 31, 2003, ETGAM had net capital of $13.0 million that was $12.5 million in excess of its net capital requirement of $0.5 million. At December 31, 2003, the ratio of aggregate indebtedness to net capital was 0.63 to 1.

# SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, Virginia 22102-4219

Tel: (703) 251 1000
Fax: (703) 251 3400
www.us.deloitte.com

**Deloitte & Touche**

February 27, 2004

E*TRADE Global Asset Management, Inc.
671 North Glebe Road
Arlington, VA 22203

In planning and performing our audit of the consolidated statement of financial condition of E*TRADE Global Asset Management, Inc. and subsidiary ("ETGAM"), an indirect wholly owned subsidiary of E*TRADE Financial Corporation (formerly E*TRADE Group, Inc.), for the year ended December 31, 2003, (on which we have issued our report also dated February 24, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition and not to provide assurance on ETGAM's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ETGAM that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of ETGAM is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's ("the Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which ETGAM has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization, and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of ETGAM's internal control would not necessarily disclose all matters in ETGAM's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving ETGAM's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ETGAM's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP